SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

199th Extraordinary General Meeting

December 17, 2018

TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3
II.	Guidance for Participation in the General Shareholders’ Meeting	4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4
III.	Call Notice	5
IV.	Information on the matters to be examined and discussed at the 199th Extraordinary General Meeting	6
	Analysis, discussion and voting on the proposal for nomination of members to the Nomination and Evaluation Committee - NEC	6
	Analysis, discussion and voting on the proposal to fill vacancy in the Company’s Board of Directors - BD	8
	Annexes (Only in Portuguese)
I.	REGISTRATION FORM TEMPLATE - APPOINTMENT OF MEMBERS OF STATUTORY BODIES
II.	ALECSON PEGINI
	•	ITEMS 12.5 to 12.10 OF THE REFERENCE FORM
	•	REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE
	•	CCEE INFORMATION NO. 213/2018 - APPOINTMENT ANALYSIS
III.	PEDRO DOS SANTOS LIMA GUERRA
	•	ITEMS 12.5 to 12.10 OF THE REFERENCE FORM
	•	REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE
	•	CCEE INFORMATION NO.213/2018 - APPOINTMENT ANALYSIS
IV.	RICARDO AUGUSTO GUERRA
	•	ITEMS 12.5 to 12.10 OF THE REFERENCE FORM
	•	REGISTRATION FORM (ENCLOSURE I) OF NAC 030311 - NOMINATION OF MEMBERS OF STATUTORY BODIES (Under analysis by the body in charge of verification – to be enclosed)
	•	CCEE INFORMATION NO. XXX/2018 (Under analysis by the body in charge of verification – to be enclosed)

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 199th Extraordinary General Meeting was called for December 17, 2018, at 2:30 p.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the Board of Directors

II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

III.       Call Notice

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on December 17, 2018, at 2:30 p.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for nomination of members to the Nomination and Evaluation Committee - NEC; e

2.   Analysis, discussion and voting on the proposal to fill vacancy in the Company’s Board of Directors - BD.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, November 14, 2018

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from November 16, 2018, being also available on the Company’s website (ir.copel.com) and on the proper websites both of Comissão de Valores Mobiliários - CVM and Brasil Bolsa Balcão - [B]³ on November 14, 2018.

IV.       Information on the matters to be examined and discussed at the 199th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the proposal for nomination of members to the Nomination and Evaluation Committee - NEC

Clarifications

The Nomination and Evaluation Committee - NEC is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Committee, the Executive Board and statutory committees with the current legislation.

The NEC shall consist of 05 (five) members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times, as follows: a. three members appointed by the company’s controlling shareholder; and b. two members appointed by the company’s minority shareholders.

There shall be a single Nomination and Evaluation Committee for the holding company and its wholly-owned subsidiaries, and the duties of such committee may be extended to Copel’s partially-owned subsidiaries and to other companies in which Copel has a financial interest. The Nomination and Evaluation Committee shall be responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees with the current legislation.

The members of the Nomination and Evaluation Committee shall state opinion on the fulfilment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Committee and the statutory committees, thus assisting shareholders with the appointment of such members.

Vacancies and voting right

The Nomination and Evaluation Committee shall consist of 05 (five) members, being the vacancies filled as follows:

a)  03 (three) members appointed by the State of Paraná, the company’s controlling shareholder (only holders of common shares have voting rights); and

b)  02 (two) members nominated by the minor shareholders (only holders of common and preferred shares have voting rights, being elected the candidate that gains the greatest percentage representation of the company’s capital stock, no minimum limit).

Appointments

Considering the need to set up the Nomination and Evaluation Committee of the Company, the State of Paraná appointed the names listed hereunder, in accordance with paragraph 2 of article 48 of Copel’s Bylaws, for the vacancies to be filled by the Company’s majority shareholder:

•      ALECSON PEGINI - according to OF CEE/G 348/18, of October 10, 2018

•      PEDRO DOS SANTOS LIMA GUERRA - according to OF CEE/G 340/18, of September 19, 2018

As for the two vacancies to be filled by minority shareholders, the appointees must fully comply with the requirements and prohibitions set forth in the applicable law and the Company’s internal rules.

Names appointed up to 20 days prior to the Extraordinary General Meeting will be included on this Manual for Participation, which will be replaced on the website of the Company, of the Comissão de Valores Mobiliários - CVM and of the Brasil Bolsa Balcão - [B]³, so as to allow for greater participation of shareholders in the election process.

Nonetheless, candidates that meet the requirements can be presented on the day of the Extraordinary General Meeting.

Compliance

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Enclosure I).

For this reason, when submitting a candidacy, including those announced on the day of the EGM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•      Declaration of assets;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Enclosure I) of NAC 030311 - Nomination of Members of Statutory Bodies duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Enclosure II -   ALECSON PEGINI

•      ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION NO. 213/2018 - APPOINTMENT ANALYSIS

Enclosure III -  PEDRO DOS SANTOS LIMA GUERRA

•      ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM - DULY FILLED AND SIGNED BY APPOINTEE

•      CCEE INFORMATION NO. 213/2018 - APPOINTMENT ANALYSIS

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

è Analysis, discussion and voting on the proposal to fill vacant position in the Company’s Board of Directors - BD

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directors has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of Brasil Bolsa Balcão - [B]³, and in compliance with articles 57 to 59 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the vacancy in the Company’s Board of Directors, due to the resignation submitted by member Rogério Perna, accepted in the 182nd Ordinary Meeting of the Board of Directors, on September 12, 2018, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      RICARDO AUGUSTO GUERRA - according to OF CEE/G 370/18, of November 12, 2018, to fill the vacant position in substitution of member Rogério Perna, who resigned due to legal impediment pursuant to Federal Law no. 13.303/2016.

Compliance

In accordance with paragraph 5 of article 19 of the Company’s Bylaws, appointments for the Board of Directors must comply with the requirements and prohibitions provided for by Federal Laws no. 6,404/1976 e 13,303/2016, besides meeting the following criteria: i. having a minimum of three independent members, expressly declared as such on the minutes of the Shareholders’ Meeting at which they were elected, pursuant to Federal Law no.13,303/2016; and ii. having a minimum of five members, including those mentioned in i above, who meet the requirements for members of the Statutory Audit Committee, pursuant to Federal Law no.13,303/2016.

Appointees must provide proof of fulfilment of the requirements and the absence of impediments to holding office, in compliance with the applicable law, besides additional requirements set forth in NPC 0315 - Appointment Policy and NAC 030311 - Nomination of Members of Statutory Bodies by filling the Registration Form (Enclosure I).

For this reason, when submitting a candidacy, including those announced on the day of the EGM, the following documents must presented:

EDUCATIONAL BACKGROUND

•      Copy of higher education degree certificate (both sides);

•      Copy of post-graduate degree certificate (both sides), if applicable; and

•      Copy of professional identity card, if applicable.

PROFESSIONAL EXPERIENCE

•      Nomination and termination letter, for appointees who hold or have held a non-permanent position in the public administration;

•      Declaration of office or employment, if applicable;

•      Copy of employment record book (with current position), if applicable;

•      Updated curriculum vitae (signed), describing proven professional experience in the areas provided for by law; and

•      Other documents that provide proof of professional experience.

OTHER

•      Copy of identity card, containing picture, general registry (RG) and tax-payer registry (CPF) numbers;

•      Declaration of assets;

•      Proof or address with name of appointee and current address, no more than 90(ninety) days old;

•      Registration Form (Enclosure I) of NAC 030311 - Nomination of Members of Statutory Bodies duly filled and signed by appointee.

In order to verify compliance, the Company will subject appointees to a background check and their documents will be submitted to the Control Council for State-Owned Companies of the State of Paraná - CCEE, which will issue a report.

Enclosure      IV -        RICARDO AUGUSTO GUERRA

•      ITEMS 12.5 to 12.10 OF THE REFERENCE FORM

•      REGISTRATION FORM (ENCLOSURE I) OF NAC 030311 - NOMINATION OF MEMBERS OF STATUTORY (Under analysis by the body in charge of verification – to be enclosed)

•      CCEE INFORMATION NO. XXX/2018 (Under analysis by the body in charge of verification – to be enclosed)

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

Versão 01 de 14/11/2018

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**Anexo I**

## FORMULÁRIO CADASTRAL

Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administradores (diretor e conselheiro de administração), conselheiros fiscais, membros do Comitê de Indicação e Avaliação e demais cargos previstos em acordos de acionistas, para os órgãos estatutários da Companhia Paranaense de Energia – Copel (Holding), das suas subsidiárias integrais e das suas participações societárias diretas ou indiretas.

### A. DADOS GERAIS

1. Nome completo:

2. CPF: | 3. RG: | 4. Sexo: (  ) M (  ) F

5. Endereço pessoal:

6. Endereço profissional:

7. Telefone pessoal: | 8. Telefone profissional:

9. *E-mail*:

10. Cargo para o qual foi indicado: (  ) Titular (  ) Suplente
(  ) Conselho de Administração
(  ) Diretoria
(  ) Conselho Fiscal
(  ) Comitê de Indicação e Avaliação
(  ) Outros cargos. Especificar: ______________________________________________
Obs.: a questão 22 somente deve ser respondida pelos indicados para o Conselho Fiscal.

11. Empresa à qual foi indicado:

12. Representante do(s):
(  ) Acionista controlador
(  ) Acionistas minoritários
(  ) Acionistas preferencialistas
(  ) Empregados

*Diretoria de Gestão Empresarial – DGE*

*Coordenação de Desenvolvimento Organizacional e Processos – CDO*

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

Versão 01 de 14/11/2018

2/7

## B. EXPERIÊNCIA PROFISSIONAL

13. Assinale a experiência profissional abaixo que você possui:

( ) 10 (dez) anos, no setor público ou privado, na área de atuação da empresa pública ou da sociedade de economia mista ou em área conexa àquela para a qual foi indicado em função de direção superior;

( ) 04 anos em cargo de direção ou de chefia superior em empresa de porte ou objeto social semelhante ao da empresa pública ou da sociedade de economia mista, entendendo-se como cargo de chefia superior aquele situado nos 2 (dois) níveis hierárquicos não estatutários mais altos da empresa;

( ) 04 anos em cargo em comissão ou função de confiança equivalente a DAS-4 ou superior, no setor público;

( ) 04 anos em cargo de docente ou de pesquisador em áreas de atuação da empresa pública ou da sociedade de economia mista;

( ) 04 anos de experiência como profissional liberal em atividade direta ou indiretamente vinculada à área de atuação da empresa pública ou sociedade de economia mista;

14. Dos itens assinalados no item 13, descreva a experiência mais aderente ao cargo de administrador: *

______________________________________________________________________

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

15. No caso de indicação de empregadospara o cargo de administrador ou como membro de comitê, os requisitos acima podem ser dispensados, desde que atendidos os seguintes quesitos mínimos:

( ) Tenha ingressado na empresa pública ou na sociedade de economia mista por meio de concurso público de provas ou de provas e títulos;

( ) Tenha mais de 10 (dez) anos de trabalho efetivo na empresa pública ou na sociedade de economia mista;

( ) Tenha ocupado cargo na gestão superior da empresa pública ou da sociedade de economia mista, comprovando sua capacidade para assumir as responsabilidades dos cargos.

| | SIM | NÃO |
|---|---|---|
| 16. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação? | | |

17. Qual a área de sua formação acadêmica?

| | SIM | NÃO |
|---|---|---|
| 18. É titular de cargo com vínculo permanente com o serviço Público? | | |

19. Em caso de resposta positiva no item 18, informe o cargo:

| | SIM | NÃO |
|---|---|---|
| 20. Possui notório conhecimento compatível com o cargo para o qual foi indicado? | | |
| 21. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor e Conselheiro Fiscal)? | | |
| 22. Exerceu, por prazo mínimo de 3 (três) anos, cargo de direção ou assessoramento na administração pública ou cargo de conselheiro fiscal ou administrador em empresa? | | |
| 23. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado? | | |

*Diretoria de Gestão Empresarial – DGE*

*Coordenação de Desenvolvimento Organizacional e Processos – CDO*

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

Versão 01 de 14/11/2018

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C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		
IV - é dirigente estatutário de partido político, ainda que licenciado?		
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		
IX - é pessoa que exerça cargo em organização sindical?		
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a empresa para a qual foi indicado?		
XII - é pessoa inalistável ou analfabeto?		
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder		

Diretoria de Gestão Empresarial – DGE

Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

Versão 01 de 14/11/2018

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O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990, na Instrução CVM nº 367/2002 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra? SIM**	**Se enquadra? NÃO**
Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		
XVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		
XIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		
XXX - está condenado a pena de suspensão ou inabilitação temporária aplicada pela Comissão de Valores Mobiliários, que o torne inelegível?		
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		

D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO

Diretoria de Gestão Empresarial – DGE

Coordenação de Desenvolvimento Organizacional e Processos – CDO

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

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**CONSELHO DE ADMINISTRAÇÃO - CRITERIOS DA LEI 13.303/2016**

| | SIM | NÃO |
|---|---|---|
| I – Possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital? | | |
| II – É cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista? | | |
| III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência? | | |
| IV – É ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa? | | |
| V – É fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência? | | |
| VI – É funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência? | | |
| VII – Recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital? | | |

Obs.: para empresas públicas e sociedades de economia mista.

*Diretoria de Gestão Empresarial – DGE*

*Coordenação de Desenvolvimento Organizacional e Processos – CDO*

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

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## E. OUTRAS INFORMAÇÕES

| | SIM | NÃO |
|---|---|---|
| Existe algum litígio administrativo ou judicial no qual conste como autor ou réu, que sejam parte a Empresa para a qual está sendo indicado, para a Copel ou alguma de suas empresas?<br><br>Caso positivo favor especificar, informando se é processo coletivo ou individual:<br><br>________________________________________________ | | |

Ocupa cargo de administrador (Conselho de Administração e Diretoria) ou de Conselheiro Fiscal em empresa pública, sociedade de economia mista ou de suas subsidiárias?

Caso a resposta seja afirmativa, indicar cargo e empresa, utilizando a tabela abaixo:

| Cargo | Empresa | Remunerado | |
|---|---|---|---|
| | | SIM | NÃO |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |
| | | | |

O indicado deverá anexar ao presente Formulário os documentos abaixo que atestam a comprovação das seguintes informações:

**DADOS GERAIS**

- Cópia de documento de identificação com foto, contendo nº do RG e CPF; e
- Cópia de comprovante de residência em nome do indicado, com menos de 90 dias.

**FORMAÇÃO ACADÊMICA**

- Cópia do diploma de graduação (frente e verso);
- Cópia do certificado de pós-graduação (frente e verso), se for o caso; e
- Cópia da Carteira de identidade profissional.

*Diretoria de Gestão Empresarial – DGE*

*Coordenação de Desenvolvimento Organizacional e Processos – CDO*

COPEL
Companhia Paranaense de Energia

NAC 030311 INDICAÇÃO DE MEMBROS DE ÓRGÃOS ESTATUÁRIOS

GOVERNANÇA CORPORATIVA

Versão 01 de 14/11/2018

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EXPERIÊNCIA PROFISSIONAL

- Ato de nomeação e de exoneração, se houver;
- Declaração de vínculo ou termo de posse, se houver;
- Cópia da carteira de trabalho (com o registro da atividade exercida), se houver;
- Currículo atualizado (assinado), com descrição de experiência comprovada nas funções previstas na legislação; e
- Outras documentações que comprovem a experiência profissional.

**Ciente das possíveis penalidades cíveis, administrativas e penais**, que eventuais declarações falsas **podem** acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie.

____________________
Local e data

________________________________
Assinatura do(a) Indicado(a)

*Diretoria de Gestão Empresarial – DGE*

*Coordenação de Desenvolvimento Organizacional e Processos – CDO*

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: **ALECSON PEGINI**	
2. CPF: 200.884.558-31	3. Sexo: (X) M ( ) F
4. Endereço: RUA UMUARAMA, 273-A, ZONA 08, MARINGÁ/PR	
5. Telefone profissional: (44) 3029-3177	6. Telefone pessoal: (44) 98836-4499
7. *E-mail*: apegini.adv@terra.com.br	
8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado:	
10. Representante do(s): (x) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados ( ) Membro independente	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:
( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
( ) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

# DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

## D. VERIFICAÇÃO DO ENQUADRAMENTO DO INDICADO À CONDIÇÃO DE MEMBRO INDEPENDENTE DO CONSELHO DE ADMINISTRAÇÃO

| | Se enquadra? | |
|---|---|---|
| | SIM | NÃO |
| I – possui qualquer vínculo com a empresa pública ou sociedade de economia mista, exceto participação de capital? | | X |
| II – é cônjuge ou parente consanguíneo ou afim, até o terceiro grau ou por adoção, de chefe do Poder Executivo, de Ministro de Estado, de Secretário de Estado ou Município ou de administrador da empresa pública ou da sociedade de economia mista? | | X |
| III – manteve, nos últimos 3 (três) anos, vínculo de qualquer natureza com a empresa pública, a sociedade de economia mista ou seus controladores, que possa vir a comprometer sua independência? | | X |
| IV – é ou foi, nos últimos 3 (três) anos, empregado ou diretor da empresa pública, da sociedade de economia mista ou de sociedade controlada, coligada ou subsidiária da empresa pública ou da sociedade de economia mista, exceto se o vínculo for exclusivamente com instituições públicas de ensino ou pesquisa? | | X |
| V – é fornecedor ou comprador, direto ou indireto, de serviços ou produtos da empresa pública ou da sociedade de economia mista, de modo a implicar perda de independência? | | X |
| VI – é funcionário ou administrador de sociedade ou entidade que esteja oferecendo ou demandando serviços ou produtos à empresa pública ou à sociedade de economia mista, de modo a implicar perda de independência? | | X |
| VII – recebe outra remuneração da empresa pública ou da sociedade de economia mista além daquela relativa ao cargo de conselheiro, à exceção de proventos em dinheiro oriundos de participação no capital? | | X |

**Ciente das possíveis penalidades cíveis, administrativas e penais**, que eventuais declarações falsas podem acarretar, afirmo que as informações prestadas e os comprovantes anexos são exatos, verdadeiros e sem rasuras de qualquer espécie, podendo ser utilizados pelo Conselho de Controle das Empresas Estaduais – CCEE.

Maringá, 15 de Outubro de 2018
Local e data

Assinatura do(a) Indicado(a)

SEFA / CCEE
23

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

# INFORMAÇÃO CCEE Nº 213/2018

Análise das indicações para o Comitê de Indicação e Avaliação – CIA da Companhia Paranaense de Energia – COPEL. Protocolo nº 15.432.666-9.

## 1. PROPOSTA

Em atendimento ao art. 5º, inciso VIII, do Decreto Estadual nº 6.262/2017, a Companhia Paranaense de Energia – COPEL encaminhou para análise do CCEE a documentação referente à indicação dos membros do Comitê de Indicação e Avaliação da Companhia.

O processo foi instruído com os seguintes documentos:

I. Ofício RE-C/463/2018/PRE (fl. 02);
II. Formulário cadastral, currículo e documentos pessoais do indicado Pedro dos Santos Lima Guerra (fls. 03/14);
III. Formulário cadastral, currículo e documentos pessoais do indicado Alecson Pegini (fls. 15/22).

## 2. ANÁLISE DO PROCESSO

2.1. Em atendimento ao art. 5º, inciso VIII, do Decreto Estadual nº 6.262/2017, a Companhia Paranaense de Energia – COPEL encaminhou para análise do CCEE a documentação referente à indicação dos membros do Comitê de Indicação e Avaliação da Companhia.

2.2. Considerando o teor da Informação nº 187/2018 – AT/GAB-PGE (Protocolo n° 15.336.249-1), é necessária a observância do contido nas decisões proferidas pela Comissão de Valores Mobiliários – CVM nos Processos Administrativos nº 19957.011269/2017-05, nº 19957.011269/2017-05, nº 19957.004466/2018-41, que preceituam a aplicação da integralidade do regime da Lei Federal nº 13.303/2016 às empresas estatais de capital aberto, inclusive em suas participações majoritárias e minoritárias. Dessa forma, a análise das indicações será feita com base na orientação da Procuradoria Geral do Estado.

Informação CCEE nº 213/2018 – COPEL – Indicação CIA Pág. 1 de 2

SEFA
24

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

2.3. Da análise dos formulários cadastrais apresentados, verifica-se que os indicados declararam não incidir nas hipóteses de impedimento ou vedações previstas na legislação vigente e preencher os requisitos de formação acadêmica e experiência profissional na Lei Federal n° 13.303/2016, conforme abaixo:

(i) Pedro dos Santos Lima Guerra: informou ter formação acadêmica em Administração de Empresas, com pós-graduação em Energias Renováveis, tendo atuado como Diretor de Gestão e Diretor Presidente da COPEL Brisa Potiguar S.A. entre 2015 e 2018, preenchendo o requisito de experiência profissional previsto no art. 17, inciso I, alínea "b", item 1, da Lei Federal nº 13.303/2016;

(ii) Alecson Pegini: informou ter formação acadêmica em Direito, atuando em escritório de advocacia próprio desde 2005 "nas áreas empresarial, falência, trabalhista e tributária" (fl. 18), preenchendo o requisito de experiência profissional previsto no art. 17, inciso I, alínea "c", da Lei Federal nº 13.303/2016.

2.4. Em consulta ao Sistema SIG-EE, não foi constatada a presença dos indicados em outros órgãos estatutários de empresas sob controle direto do Estado do Paraná.

3. PARECER

Diante do exposto, somos de parecer pela aprovação das indicações de Pedro dos Santos Lima Guerra e Alecson Pegini para o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

Curitiba, 22 de outubro de 2018.

Sérgio Luiz Beggiato Júnior
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Informação CCEE nº 213/2018 – COPEL – Indicação CIA Pág. 2 de 2

SEFA / CCEE
20

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS-CCEE
SECRETARIA EXECUTIVA

PROTOCOLO N. 15.432.666-9

INTERESSADO: Companhia Paranaense de Energia – COPEL

ASSUNTO: Análise das indicações para o Comitê de Indicação e Avaliação – CIA.

DESPACHO CCEE Nº 444/2018

Em vista do contido na Informação CCEE nº 213/2018, aprovada na 40ª Reunião Virtual do CCEE, restitua-se o protocolado à COPEL para que adote as providências necessárias.

Curitiba, 05 de novembro de 2018.

Sergio Luiz Beggiato Junior
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

ANEXO I

FORMULÁRIO CADASTRAL – DIRETOR(A) OU CONSELHEIRO(A) DE ADMINISTRAÇÃO

Conformidade com a Lei 13.303, de 30 de junho de 2016.
Verificação dos requisitos e vedações legais e estatutários exigidos para indicação de Administrador (conselheiro de administração ou diretor) de empresa estatal com receita operacional bruta igual ou superior a R$ 90 milhões.

A. DADOS GERAIS

1. Nome completo: PEDRO DOS SANTOS LIMA GUERRA	
2. CPF: 008.313.919-28	3. Sexo: (X) M ( ) F
4. Endereço: RUA ODIN FERREIRA DO AMARAL, 78, APTO 31 - BATEL - CURITIBA - PARANÁ	
5. Telefone profissional: 41 998219412	6. Telefone pessoal:
7. *E-mail*: pedroslguerra@hotmail.com	
8. Cargo para o qual foi indicado: (X) Conselho de Administração ( ) Diretor	
9. Empresa à qual foi indicado: COPEL S.A.	
10. Representante do(s): (X) Acionista controlador ( ) Acionistas minoritários ( ) Acionistas preferencialistas ( ) Empregados ( ) Membro independente	

B. EXPERIÊNCIA PROFISSIONAL

11. Assinale a experiência profissional abaixo que você possui:
( ) 10 anos na área de atuação da estatal ou em área conexa ao cargo para o qual foi indicado
(X) 04 anos em cargo de direção (conselho de administração, diretoria ou comitê de auditoria) ou chefia superior (dois níveis hierárquicos não estatutários mais altos da empresa) em empresa de porte ou objeto semelhante ao da estatal

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ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

( ) 04 anos em cargo equivalente a DAS-4 ou superior em pessoa jurídica de direito público interno
( ) 04 anos como docente ou pesquisador, de nível superior, na área de atuação da estatal
( ) 04 anos como profissional liberal em atividade vinculada à área de atuação da estatal

12. Dos itens assinalados no item 11, descreva a experiência mais aderente ao cargo de administrador:*

DIRETOR PRESIDENTE

*Indicar só a principal. Exemplos: a) empregado; b) superintendente; c) coordenador-geral; d) professor de economia; e) advogado

	SIM	NÃO
13. Tem formação acadêmica compatível com o cargo para o qual foi indicado, contemplando curso de graduação ou pós-graduação reconhecido ou credenciado pelo Ministério da Educação?	X	

14. Qual a área de sua formação acadêmica?

ADMINISTRAÇÃO DE EMPRESAS

	SIM	NÃO
15. É titular de cargo com vínculo permanente com o serviço Público?		X

16. Em caso de resposta positiva no item 15, informe o cargo:

	SIM	NÃO
17. Possui notório conhecimento compatível com o cargo para o qual foi indicado?	X	
18. É residente no Brasil (requisito obrigatório apenas para indicação de Diretor)?	X	
19. Cumpre as exigências do estatuto social da estatal, que foi lido e verificado pelo indicado?	X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

C. DECLARAÇÕES

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	Se enquadra?	
	SIM	NÃO
I - é representante do órgão regulador ao qual a empresa estatal está sujeita?		X
II - é Ministro de Estado, Secretário Estadual ou Secretário Municipal?		X
III - é titular de cargo em comissão na administração pública federal, direta ou indireta, sem vínculo permanente com o serviço público? (aplica-se a servidor ou ao empregado público aposentado que seja titular de cargo em comissão da administração pública estadual direta ou indireta)		X
IV - é dirigente estatutário de partido político, ainda que licenciado?		X
V - é titular de mandato no Poder Legislativo de qualquer ente federativo, ainda que licenciado?		X
VI - é parente consanguíneo ou afim até o terceiro grau das pessoas mencionadas nos incisos I a V?		X
VII - é pessoa que atuou, nos últimos trinta e seis meses, como participante de estrutura decisória de partido político?		X
VIII - é pessoa que atuou, nos últimos trinta e seis meses, em trabalho vinculado a organização, estruturação e realização de campanha eleitoral?		X
IX - é pessoa que exerça cargo em organização sindical?		X
X - é pessoa física que tenha firmado contrato ou parceria, como fornecedor ou comprador, demandante ou ofertante, de bens ou serviços de qualquer natureza, com o Estado do Paraná, com a própria estatal ou com empresa estatal do seu conglomerado estatal, nos três anos anteriores à data de sua nomeação?		X
XI - é pessoa que tenha ou possa ter qualquer forma de conflito de interesse com o Estado do Paraná estatal ou com a própria estatal?		X
XII - é pessoa inalistável ou analfabeto?		X
XIII - foi membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa e das Câmaras Municipais, que haja perdido o respectivo mandato por infringência do disposto nos incisos I e II do art. 55 da Constituição Federal, dos dispositivos equivalentes sobre perda de mandato das Constituições Estaduais e Leis Orgânicas dos Municípios e do Distrito Federal, nos últimos 8 (oito) anos?		X
XIV - foi Governador ou Vice-Governador de Estado e do Distrito Federal ou Prefeito ou Vice-Prefeito que perdeu seu cargo eletivo por infringência a dispositivo da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XV - tem contra sua pessoa representação julgada procedente pela Justiça Eleitoral, em decisão transitada em julgado ou proferida por órgão colegiado, em processo de apuração de abuso do poder econômico ou político, nos últimos 8 (oito) anos?		X
XVI - foi condenado criminalmente, em decisão transitada em julgado ou proferida por órgão judicial colegiado, tendo cumprido pena ou encerrado o cumprimento da pena, nos últimos 8 (oito) anos? 1. contra a economia popular, a fé pública, a administração pública e o patrimônio público; 2. contra o patrimônio privado, o sistema financeiro, o mercado de capitais e os previstos na lei que regula a falência; 3. contra o meio ambiente e a saúde pública; 4. eleitorais, para os quais a lei comine pena privativa de liberdade; 5. de abuso de autoridade, nos casos em que houver condenação à perda do cargo ou à inabilitação para o exercício de função pública; 6. de lavagem ou ocultação de bens, direitos e valores; 7. de tráfico de entorpecentes e drogas afins, racismo, tortura, terrorismo e hediondos; 8. de redução à condição análoga à de escravo; 9. contra a vida e a dignidade sexual; e 10. praticados por organização criminosa, quadrilha ou bando		X
XVII - foi declarado indigno do oficialato, ou com ele incompatível, nos últimos 8 (oito) anos?		X
XVIII - teve suas contas relativas ao exercício de cargos ou funções públicas rejeitadas por irregularidade insanável que configure ato doloso de improbidade administrativa, e por decisão irrecorrível do órgão competente, salvo se esta houver sido suspensa ou anulada pelo Poder Judiciário, nos últimos 8 (oito) anos, contados a partir da data da decisão, aplicando-se o disposto no inciso II do art. 71 da Constituição Federal, a todos os ordenadores de despesa, sem exclusão de mandatários que houverem agido nessa condição?		X
XIX - foi detentor de cargo na administração pública direta, indireta ou fundacional, que beneficiou a si ou a terceiros, pelo abuso do poder econômico ou político, condenado em decisão transitada em julgado ou proferida por órgão judicial colegiado, nos últimos 8 (oito) anos?		X
XX - exerceu cargo ou função de direção, administração ou representação em estabelecimentos de crédito, financiamento ou seguro que tenham sido ou estejam sendo objeto processo de liquidação judicial ou extrajudicial, nos 12 (doze) meses anteriores à respectiva decretação ou, em caso positivo, não foi exonerado da responsabilidade?		X
XXI - foi condenado, em decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral, por corrupção eleitoral, por captação ilícita de sufrágio, por doação, captação ou gastos ilícitos de recursos de campanha ou por conduta vedada aos agentes públicos em campanhas eleitorais que impliquem cassação do registro ou do diploma, nos últimos 8 (oito) anos?		X
XXII - foi Presidente da República, o Governador de Estado e do Distrito Federal, o Prefeito, membro do Congresso Nacional, das Assembleias Legislativas, da Câmara Legislativa, das Câmaras Municipais, que renunciou a seu mandato desde o oferecimento de representação ou petição capaz de autorizar a abertura de processo por infringência a dispositivo da Constituição Federal, da Constituição Estadual, da Lei Orgânica do Distrito Federal ou da Lei Orgânica do Município, nos últimos 8 (oito) anos?		X
XXIII - foi condenado à suspensão dos direitos políticos, em decisão transitada em julgado ou proferida por órgão judicial colegiado, por ato doloso de improbidade administrativa que importe lesão ao patrimônio público e enriquecimento ilícito, tendo cumprido pena nos últimos 8 (oito) anos?		X

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ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE

DELIBERAÇÃO NORMATIVA CCEE Nº 002/2017

O indicado declara, sob as penas da lei, que não se enquadra em nenhuma das hipóteses de vedação ou impedimento previstas na Lei Federal nº 13.303/2016, na Lei Complementar Federal nº 64/1990 e na Lei Federal nº 6.404/1976, discriminadas abaixo:	**Se enquadra?**	
	SIM	**NÃO**
XXIV - foi excluído do exercício da profissão, por decisão sancionatória do órgão profissional competente, em decorrência de infração ético-profissional, nos últimos 8 (oito) anos, salvo se o ato houver sido anulado ou suspenso pelo Poder Judiciário?		X
XXV - foi condenado, em decisão transitada em julgado ou proferida por órgão judicial colegiado, em razão de ter desfeito ou simulado desfazer vínculo conjugal ou de união estável para evitar caracterização de inelegibilidade, nos últimos 8 (oito) anos?		X
XXVI - foi demitido do serviço público em decorrência de processo administrativo ou judicial, pelo prazo de 8 (oito) anos, contado da decisão, salvo se o ato houver sido suspenso ou anulado pelo Poder Judiciário?		X
XXVII - é pessoa física e ou dirigente de pessoa jurídica responsável por doações eleitorais tidas por ilegais por decisão transitada em julgado ou proferida por órgão colegiado da Justiça Eleitoral nos últimos 8 (oito) anos?		X
XVIII - é magistrado ou membro do Ministério Público que foi aposentado compulsoriamente por decisão sancionatória, que tenha perdido o cargo por sentença ou que tenha pedido exoneração ou aposentadoria voluntária na pendência de processo administrativo disciplinar, nos últimos 8 (oito) anos?		X
XIX - é pessoa impedida por lei especial, ou condenada por crime falimentar, de prevaricação, peita ou suborno, concussão, peculato, contra a economia popular, a fé pública ou a propriedade, ou a pena criminal que vede, ainda que temporariamente, o acesso a cargos públicos?		X
XXX - é pessoa declarada inabilitadas por ato da Comissão de Valores Mobiliários?* * Site da CVM, no link de Atuação Sancionadora - Pesquisa Avançada		X
XXXI - ocupa cargo em sociedade que possa ser considerada concorrente no mercado, em especial, em conselhos consultivos, de administração ou fiscal?		X

ESTADO DO PARANÁ
SECRETARIA DE ESTADO DA FAZENDA
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

SEFA / CCEE
23

INFORMAÇÃO CCEE Nº 213/2018

Análise das indicações para o Comitê de Indicação e Avaliação – CIA da Companhia Paranaense de Energia – COPEL. Protocolo nº 15.432.666-9.

1. PROPOSTA

Em atendimento ao art. 5º, inciso VIII, do Decreto Estadual nº 6.262/2017, a Companhia Paranaense de Energia – COPEL encaminhou para análise do CCEE a documentação referente à indicação dos membros do Comitê de Indicação e Avaliação da Companhia.

O processo foi instruído com os seguintes documentos:

I. Ofício RE-C/463/2018/PRE (fl. 02);
II. Formulário cadastral, currículo e documentos pessoais do indicado Pedro dos Santos Lima Guerra (fls. 03/14);
III. Formulário cadastral, currículo e documentos pessoais do indicado Alecson Pegini (fls. 15/22).

2. ANÁLISE DO PROCESSO

2.1. Em atendimento ao art. 5º, inciso VIII, do Decreto Estadual nº 6.262/2017, a Companhia Paranaense de Energia – COPEL encaminhou para análise do CCEE a documentação referente à indicação dos membros do Comitê de Indicação e Avaliação da Companhia.

2.2. Considerando o teor da Informação nº 187/2018 – AT/GAB-PGE (Protocolo n° 15.336.249-1), é necessária a observância do contido nas decisões proferidas pela Comissão de Valores Mobiliários – CVM nos Processos Administrativos nº 19957.011269/2017-05, nº 19957.011269/2017-05, nº 19957.004466/2018-41, que preceituam a aplicação da integralidade do regime da Lei Federal nº 13.303/2016 às empresas estatais de capital aberto, inclusive em suas participações majoritárias e minoritárias. Dessa forma, a análise das indicações será feita com base na orientação da Procuradoria Geral do Estado.

Informação CCEE nº 213/2018 – COPEL – Indicação CIA Pág. 1 de 2

SEFA / 24

**ESTADO DO PARANÁ**
**SECRETARIA DE ESTADO DA FAZENDA**
CONSELHO DE CONTROLE DAS EMPRESAS ESTADUAIS – CCEE
SECRETARIA EXECUTIVA

2.3. Da análise dos formulários cadastrais apresentados, verifica-se que os indicados declararam não incidir nas hipóteses de impedimento ou vedações previstas na legislação vigente e preencher os requisitos de formação acadêmica e experiência profissional na Lei Federal n° 13.303/2016, conforme abaixo:

**(i)** Pedro dos Santos Lima Guerra: informou ter formação acadêmica em Administração de Empresas, com pós-graduação em Energias Renováveis, tendo atuado como Diretor de Gestão e Diretor Presidente da COPEL Brisa Potiguar S.A. entre 2015 e 2018, preenchendo o requisito de experiência profissional previsto no art. 17, inciso I, alínea "b", item 1, da Lei Federal nº 13.303/2016;

**(ii)** Alecson Pegini: informou ter formação acadêmica em Direito, atuando em escritório de advocacia próprio desde 2005 "nas áreas empresarial, falência, trabalhista e tributária" (fl. 18), preenchendo o requisito de experiência profissional previsto no art. 17, inciso I, alínea "c", da Lei Federal nº 13.303/2016.

2.4. Em consulta ao Sistema SIG-EE, não foi constatada a presença dos indicados em outros órgãos estatutários de empresas sob controle direto do Estado do Paraná.

## 3. PARECER

Diante do exposto, somos de parecer pela aprovação das indicações de Pedro dos Santos Lima Guerra e Alecson Pegini para o Comitê de Indicação e Avaliação da Companhia Paranaense de Energia – COPEL.

Curitiba, 22 de outubro de 2018.

**Sérgio Luiz Beggiato Júnior**
Secretário Executivo
Conselho de Controle das Empresas Estaduais – CCEE

Informação CCEE nº 213/2018 – COPEL – Indicação CIA Pág. 2 de 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 14, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.